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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Baldwin Technology Company, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
058264-10-2
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	058264-10-2

1	NAMES OF REPORTING PERSONS: AKIRA HARA

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

JAPANESE

	5	SOLE VOTING POWER:

NUMBER OF		763,185 (ITEM 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		NONE

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		763,185 (ITEM 4)

WITH:	8	SHARED DISPOSITIVE POWER:

NONE

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

763,185 (ITEM 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

APPROXIMATELY 5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

INDIVIDUAL
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer:

Baldwin Technology Company, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2 Trap Falls Road, Suite 402, Shelton, CT 06484

Item 2(a)	Name of Person Filing:

Akira Hara

Item 2(b)	Address of Principal Business Office or, if none, residence:

c/o Baldwin Japan Ltd. 4-34 Toyo 2-chome Kohtoh-ku, Tokyo 135 Japan

Item 2(c)	Citizenship: Japanese

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number: 058264-10-2

Item 3.	N/A. Person filing this Amendment is not an entity listed in this Item.

Item 4.	Ownership:

(a) As of December 31, 2005, Mr. Akira Hara owns 763,185 shares of Class A Common Stock, including 245,382 shares owned directly; 463,136 shares which he has a right to receive upon conversion of 463,136 shares of Class B Common Stock; and 54,667 shares which he has the right to acquire upon the exercise of stock options exercisable within 60 days.

(b) Percent of Class: 5.6%

(c) Mr. Akira Hara has sole power to vote, dispose and direct the disposition of all 763,185 shares which he beneficially owns.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006	/s/ Akira Hara

Akira Hara